UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated August 6, 2024 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, August 6, 2024 Comisión Nacional de Valores

Re.: Report of Notice of Complaint in the case:

“ASOCIACIÓN DE DEFENSA DEL ASEGURADO CONSUMIDORES Y USUARIOS-ADACU-
ASOCIACIÓN CIVIL c/TELECOM AGENTINA S.A. y OTRO s/Ordinario”-

Docket No. 003062/2023

Dear Sirs,

I am writing to you in my capacity as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), following on the Relevant Matter dated August 23, 2023.

In this regard, we inform you that today the Company was notified of the decision of Chamber C of the Court hearing Commercial Matters, which rejected the injunction filed by ASOCIACION DE DEFENSA DEL ASEGURADO CONSUMIDORES Y USUARIOS-ADACU- ASOCIACIÓN CIVIL (“ADACU”), against the First Instance resolution that upheld the plea of lack of competence filed by Telecom Argentina, with costs. In that sense, it was established that the Federal Civil and Commercial Court is competent to act in the case.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 6, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations